Exhibit 99.4

FOR IMMEDIATE RELEASE:                           CONTACT: Kym Cheseldine
August 17, 1998                                           Frederick Brewing Co.
                                                          301-694-7899 x113

                                                          I.W. Miller Group
                                                          714-833-9001

            Frederick Brewing Co. Rapid Revenue, Distribution Gains
                  to be Reviewed in "Open Line" Teleconference

FREDERICK, MD - Frederick Brewing Co. (NASDAQ: BLUE) announced today that members of the executive management team will be available to discuss the second quarter's results as part of an "open line" teleconference scheduled for August 18, beginning shortly after the market close at 4:15 p.m. Eastern Time (3:15 p.m. Central/2:15 p.m. Mountain/1:15 p.m. Pacific).

All current and prospective shareholders, institutional portfolio managers, investment brokers, securities analysts, members of the brokerage community, representatives of the trade and general business media and other interested parties are welcome to participate in this conference call.

To take part in the Frederick Brewing Co. teleconference, which can be accessed toll-free from anywhere in the U.S., participants are simply required to dial 800-230-1951 and register their name and corporate affiliation. International callers can dial 612-332-0228 to participate.

Second quarter gross revenues were approximately $1.6 million on shipments of 8,861 barrels. These sales represent a revenue gain of 82% and a revised barrellage increase of 82% over the same period last year ($875,000 in revenues on 4,864 barrels shipped).

For the first six months of 1998, Frederick Brewing Co. gross revenues increased 136% ($2.6 million for 1998 v. $1.1 million for 1997) and shipments increased 127% (14,657 barrels in 1998 v. 6,470 in 1997).

Founded in 1993, Frederick Brewing Co. completed a successful initial public offering (IPO) in 1996. In March 1997, the company moved from a converted warehouse to a purpose-built, 57,000 square foot facility. In December 1997, Frederick Brewing Co. merged with two other Maryland microbreweries, Wild Goose Brewery, Inc. of Cambridge, MD and Brimstone Brewing Company of Baltimore, MD, creating the largest craft brewery in the Mid-Atlantic region. Today, Frederick Brewing Co.'s award-winning beers are sold in 33 states and the District of Columbia.

Except for historical information, this press release contains forward-looking statements that involve risks and uncertainties including, but not limited to, quarterly fluctuations in results, the actual management of growth, competition and other risks detailed in the Company's SEC filings. Actual results may differ materially from such information set forth herein.

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